SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 11, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

SIGNATURES

Date  March 11, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Correction to release on Deutsche Bank AG’s holding in Metso

(Helsinki, Finland, March 11, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

As a correction to the earlier today at 9.45 a.m. published stock exchange release the wording ‘in addition’ has been changed into ‘as part of this holding’ in the beginning of the third paragraph, which describes the voting rights. The release in its corrected form states as follows:

Metso Corporation has been informed about an increase in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation.

On March 9, 2005, Deutsche Bank AG and its subsidiary companies held 9,801,820 Metso shares to which they had the dispositive rights. This holding amounts to 7.19 percent of the paid up share capital of Metso Corporation.

As part of this holding Deutsche Bank AG and its subsidiary companies held 9,189,802 Metso shares to which they had voting rights on March 9, 2005. This voting authority represents 6.74 percent of the total votes of Metso Corporation.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:

Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.